Exhibit 21.1

LIST OF SUBSIDIARIES OF MYRIAD GENETICS, INC.

Company Name	Jurisdiction of Incorporation
Myriad Genetic Laboratories, Inc.	Delaware

Myriad Financial, Inc.	Utah

Myriad Therapeutics, Inc.	Delaware

Myriad RBM, Inc.	Delaware

Myriad GmbH	Germany

Each of the subsidiaries is wholly-owned by Myriad Genetics, Inc., a Delaware corporation.